Exhibit 99.1
Baidu Appoints Yinan Li as Chief Technology Officer
BEIJING, Oct. 6 /Xinhua-PRNewswire/ — Baidu.com, Inc. (Nasdaq: BIDU), the leading Chinese language Internet search provider, today announced the appointment of Yinan Li as chief technology officer, effective October 6.
(Logo: http://www.newscom.com/cgi-bin/prnh/20041011/BAIDULOGO )
“We are pleased to welcome Yinan to our senior management team,” said Robin Li, Baidu’s chief executive officer. “Yinan has a strong track record of developing and applying technologies that succeed in the marketplace. As Baidu’s chief technology officer, Yinan will draw on his expertise to lead our technology teams, helping us to excel in the development and adoption of new products and technologies. Yinan’s rich experience, both in start-up companies and in corporate executive positions, gives me confidence in his ability to lead technology innovation and integration at Baidu.”
An experienced research and development leader, Li has more than 16 years of experience in the information technology industry. Prior to joining Baidu, Li served as chief telecommunications scientist and vice president at Huawei Technologies, a telecom solutions provider. In that position, he oversaw the development of 3G mobile chipsets. Li joined Huawei from Harbour Networks, a developer of intelligent security systems, where he served as chief executive officer. His work at Harbour Networks was preceded by various positions at Huawei Technologies, including product manager, director of research and development and president of research and development where he led a staff of over 5,000.
Li holds a master’s and a bachelor’s degree in optical engineering from Huazhong University of Science and Technology in Wuhan, China.
About Baidu
Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ Global Select Market under the symbol “BIDU”.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of October 6, 2008, and Baidu undertakes no duty to update such information, except as required under applicable law.
For investor inquiries please contact:
China
Linda Sun
Baidu.com, Inc.
Tel: +86-10-8262-1188
Email: ir@baidu.com
Helen Plummer
Ogilvy Financial, Beijing
Tel: +86-10-8520-3090
Email: helen.plummer@ogilvy.com
U.S.
Thomas Smith
Ogilvy Financial, New York
Tel: +1-212-880-5269
Email: thomas.smith@ogilvypr.com
For media inquiries please contact:
Ceren Wende
Ogilvy Financial, Beijing
Tel: +86-10-8520-6514
Email: ceren.wende@ogilvy.com

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